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                     U.S SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934


                                   AXONYX INC.
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                 (Name of Small Business Issuer in Its Charter)

         NEVADA                                          86-0883978
-------------------------------                          -------------------
(State or Other Jurisdiction of                          (I.R.S. Employer
Incorporation or Organization)                           Identification No.)

             750 LEXINGTON AVE. SUITE 1400, NEW YORK, NEW YORK 10022
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               (Address of Principal Executive Offices) (Zip Code)

         (212) 688-4770 (PHONE)             (212) 688-4843 (FAX)
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         (Issuer's Telephone and Fax Number)

Securities to be registered under Section 12(b) of the Act.

         Title of Each Class                 Name of Each Exchange on Which
         to be so Registered                 Each Class is to be Registered
         -------------------                 ------------------------------


---------------------------------            -----------------------------------

---------------------------------            -----------------------------------

Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK $0.001 PAR VALUE
--------------------------------------------------------------------------------
                                (Title of Class)


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS.

TABLE OF CONTENTS

     A.   THE COMPANY - INTRODUCTION AND EXECUTIVE SUMMARY

     B.   BUSINESS STRATEGY

     C.   AXONYX DRUG DISCOVERY PROGRAMS

     D.   THE INDUSTRY AND MARKET

     E.   FDA MATTERS

     F.   MARKETING AND SALES

     G.   PATENTS, TRADEMARKS, AND COPYRIGHTS

     H.   COMPETITION

     I.   EMPLOYEES

     J.   INDEPENDENT CONTRACTORS

     K.   CONSULTANTS

A.   THE COMPANY - INTRODUCTION AND EXECUTIVE SUMMARY

(Axonyx Inc. undertook a two for one stock split with a record date of February 23, 1999 and a distribution date of March 5, 1999. All information on outstanding securities of Axonyx gives effect to this stock split except where specifically noted.)

     GENERAL

     Axonyx Inc. ("Axonyx" or the "Company") is engaged in the business of identifying and acquiring novel post-discovery central nervous system (CNS) drug candidates to advance through clinical development towards regulatory approval. The Company is engaged in the business of acquiring patent rights and developing CNS pharmaceutical compounds with significant potential market impact. The Company has acquired worldwide exclusive patent rights to three main classes of therapeutic compounds designed for the treatment of Alzheimer's Disease (AD), Moderate Cognitive Impairment (MCI), and related diseases. The Company licensed these patent rights from New York University (NYU) and, via a sublicense, from the National Institutes of Health\National Institute on Aging (NIA) (the "Licensors") and has an ongoing research and development relationship with both Licensors.

     Axonyx is developing its compounds under contract in laboratories at New York University School of Medicine and, through a research and development collaboration, with the NIA's laboratories and elsewhere. Axonyx intends to develop corporate partnerships with established and well capitalized pharmaceutical companies for the clinical development of some of its compounds and for their production,


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commercialization and marketing. The Company itself does not currently maintain any laboratory or research premises.

     Axonyx has licensed a portfolio of CNS drugs that covers three distinct therapeutic approaches that have all demonstrated activity in treating the causes of AD in preclinical development. Each class of compounds has a different target and represents a unique, innovative platform for the development of pharmaceutical products for the diagnosis and treatment of AD.

     The treatment of people with AD is a multi billion-dollar industry in the United States alone and constitutes an extremely large potential market with an unmet therapeutic need. Currently there are only two approved drugs that provide at best marginal symptomatic relief for one aspect of AD. One of the Axonyx compounds, Phenserine, an acetylcholinesterase inhibitor, has shown in preclinical studies a potential therapeutic and safety profile superior to the products currently on the market. Axonyx's two other lead product candidates, Cymserine, a butyrylcholinesterase inhibitor, and the Amyloid Inhibiting Peptides (AIPs), attack the disease in other inventive and effective ways, representing potentially new platform technologies for the treatment of AD. The Company expects to derive its revenues from patent sub-licensing fees, royalties from pharmaceutical sales, appropriate milestone payments, and research and development contracts.

     The Company's executive offices are located at 750 Lexington Avenue, Suite 1400, New York, New York 10022, telephone number (212) 688-4770. It also maintains offices at 1001 4th Avenue Plaza, Suite 3228, Seattle, Washington 98154, telephone number (206) 340-0211, and at 4041 State Highway 14, Stevenson, Washington 98648, telephone number (509) 427-5132.

     The Company's fiscal year end is December 31.

     BACKGROUND

     The predecessor of the Company, also named Axonyx Inc., was incorporated in Delaware on September 16, 1996. Reference to Axonyx Inc. herein refers to the historical Axonyx Inc., a Delaware company unless the context otherwise requires. On December 28, 1998 Axonyx Inc. merged with Ionosphere, Inc., a Nevada corporation incorporated on July 29, 1997. After the merger, Ionosphere, Inc., the surviving Nevada corporation, changed its name to Axonyx Inc. On a post merger basis, the business of Axonyx Inc. became the business of the Company. The management and board of directors of Axonyx Inc. became the management and directors of the consolidated company and shareholders of Axonyx Inc. held 89.11% of the outstanding shares of Common Stock of the consolidated company. See Item 6: Interests of Management and Others in Certain Transactions for more details on the merger transaction.


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B.   BUSINESS STRATEGY

     Axonyx's plan is to: (1) identify, acquire and exploit rights to new technologies and compounds relating to AD and other neurological disorders; (2) enhance the value of those assets through further research and clinical testing;
(3) perform clinical studies towards regulatory approval and market its drugs through profitable licensing agreements with major pharmaceutical companies; and
(4) work to develop other promising compounds in-house and in collaboration with third parties such as its current Licensors at NYU and the NIA.

     The Company's long term goal is to become a partially integrated pharmaceutical company with capabilities in research, drug development, clinical investigation, and regulatory affairs. Currently the Company does not maintain any research or laboratory premises, utilizing instead such facilities on a contractual or collaborative basis at academic and research institutions, as well as Contract Research Organizations. Considering the commercialization infrastructure necessary to effectively market its drug products, the Company will seek joint ventures or collaborations with other pharmaceutical companies, both domestically and outside the United States. The Company will seek corporate partners who will be responsible for at least part of the clinical development, regulatory approval, manufacturing and marketing of the drug product. Under such an arrangement, the Company expects to receive certain up-front and sub-licensing fees, ongoing research contracts, milestone payments, and royalties on drug product sales.

C.   AXONYX DRUG DISCOVERY PROGRAMS

     Axonyx is pursuing three different types of products for the treatment of AD and one for prion-related diseases. The AD targeted approaches include: (1) Phenserine, an analog of physostigmine and a potent inhibitor of acetylcholinesterase for which an Investigational New Drug application (IND) has been filed, (2) a butyrylcholinesterase inhibitor which will be chosen from a series of selectively acting compounds, the best studied of which is Cymserine, and (3) compounds called Amyloid Inhibitory Peptides (AlPs) which may prevent and reverse the formation of amyloid plaques in AD and in diseases of peripheral amyloidosis. In addition to inhibiting key enzymes associated with neural transmission, Phenserine and Cymserine appear to have the unique ability to inhibit the formation of the beta-amyloid protein which is involved in plaque formation. The Company is also conducting research on the diagnosis and treatment of prion diseases such as Bovine Spongiform Encephalopathy using a series of Prion Inhibitory Peptides (PIPs) which prevent and reverse the formation of the toxic form of prions.

     PROGRAM 1: INHIBITORS OF ACETYLCHOLINESTERASE AND BETA-AMYLOID PRECURSOR PROTEIN (BETA-APP) FORMATION

     Alzheimer's Disease is characterized by cognition impairments and partial or total loss of memory. These impairments are caused by a loss of pre-synaptic neurons of the


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cholinergic system of the brain and a loss of cortically-projecting neurons, particularly to brain areas associated with memory and learning. The loss of neurons results in a decreased synthesis and availability of acetylcholine, the neurotransmitter involved in mediating these functions. The Company's most advanced compound, Phenserine, is designed to selectively inhibit acetylcholinesterase, the enzyme primarily responsible for degrading acetylcholine at the neuronal synapse, thus increasing the availability of this neurotransmitter. Phenserine has been shown to be a potent and selective inhibitor of this enzyme in the rat brain and has the ability to increase memory and learning over a wide therapeutic range in aged rats without causing toxic side effects.

     Phenserine also has the unusual ability to inhibit the formation of the beta-amyloid precursor protein (beta APP), the source of the neurotoxic peptide beta amyloid which is deposited in the brain and causes neuronal cell death. These studies were conducted in neuroblastoma cell cultures and in one rat model of amyloid formation in the brain. Additional animal studies will be conducted to confirm and extend these findings since no other acetylcholinesterase inhibitor tested to date appears to have this property. These results suggest that Phenserine may have the ability to slow the progression of AD in addition to providing symptomatic relief for the cognitive changes.

     The Company is assessing the properties of other Phenserine analogs which are potent inhibitors of acetylcholinesterase such as Tolserine, that may ultimately prove to have certain advantages for use in AD, and Thiatolserine, a compound whose characteristics are suitable for development as a transdermal (skin patch) agent.

     PROGRAM 2: INHIBITORS OF BUTYRYLCHOLINESTERASE AND BETA-AMYLOID PRECURSOR PROTEIN (BETA-APP) FORMATION

     One of the primary functions of butyrylcholinesterase is to metabolize butyrylcholine and acetylcholine in the brain and peripheral tissues. This enzyme was identified as a target for inhibition in AD since it terminated the action of the neurotransmitter acetylcholine and is found in high concentration in plaques taken from the brains of demented people. The Company is currently characterizing a series of butyrylcholinesterase inhibitors to select a drug candidate for development. The lead candidate, Cymserine, has been studied extensively and has many of the characteristics desired for use in AD. Like Phenserine, it has a dual mechanism of action in that it inhibits the butyrylcholinesterase enzyme and the formation of beta-APP in cell culture and in one rat model. Additional studies need to be conducted to confirm and extend these important findings. Cymserine has also been shown to be highly active in improving memory and learning in the aged rat. Axonyx appears to be the only company with a patent position and lead compounds in this area of drug discovery and development. Other compounds in the Cymserine series that may be pursued include Thiacymserine, an agent that may be suitable for development in a transdermal formulation.


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PROGRAM 3:  AMYLOID INHIBITORY PEPTIDES (AIPS)

     A key event in Alzheimer's Disease is the polymerization of beta amyloid peptide into insoluble fibrous masses (fibrils) which are deposited as part of the neurotoxic plaques that cause neuronal cell death. These changes play an important role in the early pathogenesis of this disease. The Company's amyloid inhibitory peptides (AIPs) have been designed to block polymerization in a competitive manner by binding to the beta-sheet form of this protein. Experiments IN VITRO with one of the AIPs inhibited the formation of fibrils, caused disassembly of preformed fibrils and prevented neuronal cell death in cell culture. In a rat model of amyloidosis an AIP reduced beta amyloid protein deposition and completely blocked the formation of amyloid fibrils. In addition, one of the AIPs has been shown to cause a significant reduction of established amyloid deposits in the brains of rats. Current efforts are focused on identifying a compound suitable for development for therapeutic use.

PROGRAM 4:  PRION INHIBITORY PEPTIDES (PIPS)

     There is increasing evidence to conclude that prions (proteinaceous infectious particles) are the infectious agents that cause Bovine Spongiform Encephalopathy (BSE), Creutzfeldt-Jakob Disease, new variant (CJDnv) and possibly other transmissable spongiform encephalopathies. These diseases have caused grave concern in Europe and the U.S. because of the potential for their transmission to humans through the meat supply. These fatal neurodegenerative disorders are characterized by deposits of protein into plaques in the brain. Their infectivity is believed to be associated with an abnormal folding of the prion protein which involves a conversion of the alpha-helical to the beta-sheet form. The specific factors involved in this conversion are not presently known. Prions of normal conformation are converted to the abnormal form by continuing in contact with the abnormal prion.

     The Company is developing a series of Prion Inhibitory Peptides (PIPs), also referred to as beta-sheet breaker peptides, that interact IN VITRO with the normal form of the prion to prevent its conversion to the abnormal form, and to interact with the abnormal form to cause it to revert to a normal prion. Incubation of the PIPs with toxic prions taken from BSE and CJDnv infected cows caused a reversion of the toxic prions to the normal form. Experiments are in progress to determine if the PIPs can eliminate toxic prions from infected animals. These findings suggest a novel strategy for designing diagnostics and therapeutic treatments for prion diseases.

PROGRAM 5: TREATMENT OF MILD COGNITIVE IMPAIRMENT

     The biological and safety profile of Phenserine suggests that this drug should be considered for treatment of individuals with mild to moderate cognitive impairment and for age related loss of memory. The Company intends to explore the opportunities for marketing Phenserine for these indications if the human clinical results are consistent with the preclinical findings.


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D.   THE INDUSTRY AND MARKET

     A number of the major pharmaceutical companies have programs to develop drugs for the treatment of Alzheimer's Disease and many of these drugs are acetylcholinesterase inhibitors. Currently, Warner-Lambert (Tacrine) and Eisai/Pfizer (Aricept) have marketed compounds of this type and they will soon be joined by Sandoz (Exelon). Two biotechnology companies (Praecis and Pharmaceutical Peptides, Inc.) appear to be pursuing the amyloid inhibitory peptide approach similar in scope and direction as our Company but are not as far advanced in their efforts. To our knowledge at this time, no other company has a program to develop butyrylcholinesterase inhibitors. In the field of prions, one company, Prionics, A.G., of Zurich, Switzerland, is focusing on the development of diagnostic tests for animal use but does not have a program in therapeutics for prion diseases.

     Axonyx has proprietary patent rights that provide broad based protection and cover superior pharmaceutical compounds based on unique mechanisms.

E.   FDA MATTERS

     The Company will seek to move its lead compounds through the FDA testing and approval process. Phenserine is ready, upon approval of an Investigational New Drug application (IND) by the FDA, to be clinically tested in humans. The IND on Phenserine was filed by Axonyx in 1998. The IND for Phenserine has been put on clinical hold by the FDA pending the correction of certain limited deficiencies in the IND application. In response to the FDA's specifications Axonyx has undertaken additional pharmacokinetic studies in animals, stability studies on the drug formulation to be used in the Phase I clinical studies, and is obtaining additional documentation describing the Good Manufacturing Practices used in drug formulation. The Company expects to begin Phase I human clinical trials for Phenserine in 1999. Cymserine is approximately one and a half years behind Phenserine in preclinical development. The AIPs must undergo approximately two more years of preclinical development before an IND can be filed.

F.   STRATEGIC ALLIANCES

     The Company is providing funding for sponsored research at New York University's School of Medicine for a four year period and has an exclusive license to all inventions in the field arising from this research.

     Research under the Company's licensing agreement has continued at the NIA, furthering the preclinical development of Phenserine, Cymserine, and related compounds. The Company is currently sponsoring one of the researchers at the NIA facilities directed to this field of research.

     In order to facilitate the recruitment and enrollment of patients into clinical trials of the Company's pharmaceutical products, Axonyx has entered into preliminary


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discussions with a number of institutions that operate centers for the treatment of aged individuals. These institutions include the University of Washington, Oregon Health Sciences, and the Aging and Dementia Center at New York University, as well as a number of companies that operate senile dementia centers providing long term residential care for elderly people suffering from various forms of dementia including AD. It is contemplated that, subject to appropriate ethical protection, through these institutions Axonyx will have access to large groups of subjects for the Phase II and Phase III testing of its drugs, that are prerequisites to FDA approval.

G.   MARKETING AND SALES

     The Company does not intend to manufacture or market any products it may develop. The Company intends to license to, or enter into strategic alliances with, larger pharmaceutical and veterinary companies that are equipped to manufacture and/or market the Company's products through their well developed distribution networks. The Company may license some or all of its worldwide patent rights to more than one company to achieve the fullest development, marketing and distribution of its products.

H.   PATENTS, TRADEMARKS, AND COPYRIGHTS

     The Company has obtained exclusive worldwide licenses to three patents issued by the United States Patent and Trademark Office, and to two patent applications pending in the United States. The Company is filing, in conjunction with one of its Licensors, a patent application covering technology to be owned jointly by both parties. The Company will continue to seek to obtain additional licenses from universities and other research institutions.

     On February 27, 1997, Axonyx Inc. obtained an exclusive worldwide license from the NIA's parent agency, the Public Health Service to three patents from the laboratory of Dr. Nigel Grieg and his collaborators via a sublicense with CURE, LLC. Under the license agreement, Axonyx Inc. agreed to pay royalties to CURE, LLC on future sales of products developed from the patented technologies, as well as an up front fee, milestone payments and patent filing and prosecution costs. The three patents cover Cymserine, the use of Phenserine, and related acetylcholinesterase and butyrylcholinesterase compounds and have been issued in the United States. Patent applications corresponding to these three patents have been filed in Europe, Japan, Australia, and Canada. One pending patent application directed to highly selective butyrylcholinesterase inhibitors resulting from a collaboration between Dr. Hausman of Axonyx and Dr. Grieg of the NIA concerning certain therapeutic uses for Cymserine has also been filed. This patent application is jointly owned by the Company and the NIA. Additional patent applications concerning new developments with Cymserine-related compounds and Phenserine-related compounds are under preparation to be filed.

     The Company obtained an exclusive worldwide license from NYU to two U.S. patent applications and continuations thereof from the laboratory of Dr. Blas Frangione at the New York University School of Medicine. Until January 31, 1999, Dr. Claudio Soto


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was the lead scientist working on the projects covered by the patent applications. Dr. Soto has recently contracted directly with the Company on a temporary basis. See Item 1: Description of Business, subsection J: Independent Contractors. Pursuant to the Research and License Agreement signed on April 1, 1997 with NYU, in addition to royalties on future sales of products developed from the patented technologies, milestone payments and patent filing and prosecution costs, Axonyx Inc. undertook to fund four years of research at the NYU School of Medicine at Dr. Frangione's laboratory at a cost of $300,000 per year. The Research and License Agreement also contains a provision by which Axonyx Inc. undertakes to use its best efforts to raise an aggregate amount of $5 million through private placements of equity securities prior to April 1, 1998 or, as an alternative, Axonyx Inc. can satisfy this requirement by entering into a strategic alliance with a major pharmaceutical company with a market valuation of $5 billion or more and by paying NYU $500,000 and agreeing to pay milestone payments upon filing of an Investigational New Drug application and approval of a New Drug Approval application equal to four times those contemplated in the Research and License Agreement. On August 25, 1998, NYU and Axonyx Inc. signed an amendment to the Research and License Agreement by which the deadline for realization of the capitalization requirement or its alternative was extended to April 1, 1999. In the event Axonyx Inc. is not capitalized according to the capitalization requirement or does not meet the requirements of the alternative, NYU may terminate the Research and License Agreement upon written notice to Axonyx Inc. after which Axonyx Inc. would have 60 days to cure the default. As of the date of this Registration Statement, Axonyx has raised an aggregate of $2,955,000 in private placements of equity securities.

     On April 3, 1997, Axonyx Inc. also signed Stock Option agreements with NYU and Drs. Frangione and Soto under which Axonyx Inc. issued an aggregate of 600,000 shares of Common Stock (adjusted for stock splits) in October and November 1997 in partial consideration for the worldwide exclusive patent rights. See Item 6. Interests of Management and Others in Certain Transactions.

     The NYU patent applications relate to the AIPs and PIPs. A patent application covering the AIPs and PIPs has been filed in the United States, Europe, Japan, Australia, and Canada. In addition, the Company has an exclusive license to all inventions in the field arising from ongoing research.

     The Company has not filed for any copyright or trademark protection to date. The following is a breakdown of the issued and pending patents the Company has acquired rights to.

     ISSUED PATENTS

U.S. Patent #5,171,750 issued 12/15/92 for "Substituted Phenserines as Specific Inhibitors of Acetylcholinesterase"

U.S. Patent #5,378,723 issued 1/3/95 for "Carbamate Analogs of Triophysovemine and Method for Inhibiting Cholinesterases"


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U.S. Patent #5,409,948 issued 4/25/95 for "Method for Treating Cognitive
Disorders with Phenserine"

     PATENTS PENDING

     Note that there can be no assurance that corresponding patents will be issued or that the scope of the coverage claimed in the following patent applications will not be significantly reduced prior to any patent being issued.

     NYU filed a patent application for "Anti-Amyloid Peptides in the Treatment of Alzheimer's Disease and Other Amyloidosis Disorders" on June 6, 1995:

     United States application entitled "PEPTIDES AND PHARMACEUTICAL COMPOSITIONS THEREOF FOR TREATMENT OF DISORDERS OR DISEASES ASSOCIATED WITH ABNORMAL PROTEIN FOLDING INTO AMYLOID OR AMYLOID-LIKE DEPOSITS." Applicants:
Claudio Soto, Marc Baumann, Blas Frangione.

     The NIH/NIA filed U.S. Patent Application Serial No. 08/096,207, on July 26, 1993, entitled, "Phenylcarbamates of (-)-Eseroline, (-)-N1-Noreseroline and (-)-N1-Benzylnoreseroline: Selective Inhibitors of Acetyl and/or Butyrylcholinesterase." Inventors: Brossi et al (NIA and NIDDK). This patent application is presently pending before the Board of Appeals of the U.S. Patent Office and contains claims directed to three novel compounds:
(-)-2'-methylphenylcarbamoyl, N1-noreseroline, N1 bezylnoreseroline and their pharmaceutically acceptable salts. Further claims are directed to pharmaceutical compositions containing at least one of such compounds and methods of inhibiting acetylcholinesterase or treating cholinergic diseases using such compounds.

     The Company has filed in July of 1998 an additional application co-owned with the NIA entitled "HIGHLY SELECTIVE BUTYRYLCHOLINESTERASE INHIBITORS FOR ALZHEIMER'S DISEASE." This patent application seeks to protect certain butyrylcholinesterase inhibitor compounds and important platform technology for their use in the early diagnosis and treatment of AD, and related conditions.

I.   COMPETITION

     The Company competes with many large pharmaceutical companies that are developing drug compounds similar to those being developed by the Company, especially in the area of acetylcholinesterase inhibitors. Many large pharmaceutical companies and smaller biotechnology companies have well funded research departments concentrating on therapeutic approaches to AD. The Company expects to encounter substantial competition for many of the principal pharmaceutical products it is developing, especially in the area of acetylcholinesterase inhibitors. However, the Company is not aware of any other commercial research programs in the area of butyrylcholinesterase inhibitors, and it


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believes that its patent protection covering the AIPs, if approved by the U.S.
Patent Office, will offer broad based protection and will provide the Company with a significant competitive advantage to its competitors.

     In the intense competitive environment that is the pharmaceutical industry, those companies that complete clinical trials, obtain regulatory approval and commercialize their drug products first will enjoy competitive advantages. The Company believes that the compounds covered by its patent rights have unique characteristics that may enable them, if fully developed, to have a substantial market impact.

J.   EMPLOYEES

     The Company currently has four full time employees, all of whom are in administration/management. In February 1999, the Company came to an oral agreement with Linda Strascina under which Ms. Strascina will serve as Director of Corporate Communications and Investor Relations for an annual salary of $40,000, with a performance based bonus. See Item 5. Remuneration of Directors and Officers: Employment Agreements for information on the Company's employment arrangements with its officers and directors. The Company expects to hire up to two more employees in 1999, in scientific management and support staff.

K.   INDEPENDENT CONTRACTORS

     The Company has Professional Service Agreements with two scientists involved in doing research related to the Company's patent rights on a temporary basis. Dr. Claudio Soto, previously at the New York University Medical Center doing research in collaboration with Dr. Blas Frangione on the AIPs and PIPs, signed a Professional Services Agreement with the Company on February 1, 1999 for a period of three months. Dr. Soto is assisting the Company in developing its research program for the AIPs.

     Dr. Tadanobu Utsuki, a pharmaceutical chemist who is collaborating with Dr. Nigel Greig at the NIA on research concerning Phenserine and related compounds, signed a Professional Services Agreement with the Company on December 10, 1998 under which Dr. Utsuki was compensated in the amount of $9,250.00 for his research for the period from October 1, 1998 to January 1, 1999. Dr. Utsuki continues to do research for the Company on a month by month basis and is compensated at the rate of $3,000 per month.

L.   CONSULTANTS

     The Company has and will continue to make use of outside consultants and advisors in the development of its pharmaceutical products. The Company has entered into arrangements with eight consultants or advisors, five of whom sit on the Company's Scientific Advisory Board.

ITEM 2.   DESCRIPTION OF PROPERTY.

     The Company's operations are conducted from its offices in New York, New York, Seattle, Washington and Stevenson, Washington. The Stevenson, Washington facilities have been provided to the Company without charge on a temporary basis by an officer of the Company. The Company has leased office space in Seattle on a three


                                       11
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month renewable basis. The Company is currently negotiating a lease on its facilities in New York.

     The Company does not currently own and the Company has not made any investments in real estate, including real estate mortgages, and the Company does not intend to make such investments in the near future.

ITEM 3.   PLAN OF OPERATION.

     The Company's predecessor Axonyx Inc. commenced operations in January 1997. The Company is in the development stage, and its efforts have been principally devoted to research and development activities and organizational efforts, including the development of pharmaceutical compounds and product candidates for the diagnosis and treatment of Alzheimer's Disease, other forms of dementia, Bovine Spongiform Encephalopathy and Creutzfeldt Jakob Disease, new variant, recruiting its scientific and management personnel and advisors and raising capital.

     The Company's plan of operation for the next 12 months will consist of research and development and related activities aimed at:

(1) initiating Phase I clinical trials on its lead acetylcholinesterase inhibitor, Phenserine. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 1: Inhibitors of Acetylcholinesterase and Beta-Amyloid Precursor Protein (Beta-APP) Formation.

(2) further preclinical development at the NIA of the other acetylcholinesterase inhibitors, Tolserine and Thiatolserine, and continued study of the activity of the Phenserine analogues.

(3) further preclinical development at the NIA of the butyrylcholinesterase inhibitor, Cymserine and active analogues. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 2: Inhibitors of Butyrylcholinesterase and Beta-Amyloid Precursor Protein (Beta-APP) Formation.

(4) further preclinical development of the Amyloid Inhibiting Peptides at NYU and additional work at other facilities with IN VIVO studies and development of a peptido-mimetic. See Item 1. Description of Business -Axonyx Drug Discovery Programs - Program 3: Amyloid Inhibiting Peptides
     (AIPs).

(5) further preclinical development of the Prion Inhibiting Peptides at NYU. See Item 1. Description of Business - Axonyx Drug Discovery Programs - Program 4: Prion Inhibiting Peptides (PIPs).

(6)  hiring a scientific director and an administrative assistant.


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

(7) seeking to establish strategic partnerships for the development, marketing, sales and manufacturing of the Company's proposed products. See Item 1. Description of Business - Business Strategy.

     The actual research and development and related activities of the Company may vary significantly from current plans depending on numerous factors, including changes in the costs of such activities from current estimates, the results of the Company's research and development programs, the results of clinical studies, the timing of regulatory submissions, technological advances, determinations as to commercial viability and the status of competitive products. The focus and direction of the Company's operations will also be dependent on the establishment of the Company's collaborative arrangement with other companies, the availability of financing and other factors.

     Pursuant to its present cost projections, the Company has determined that it will require funding in the amount of approximately $2.2 million through the year ending December 31, 1999, however thereafter the Company may need to raise additional capital for the period from the year end to March 2000. In order to satisfy this funding requirement, during the period between October 1998 and December 1998, the Company received net proceeds of approximately $2.5 million from the sale of Units consisting of 1,020,000 shares of Common Stock and Common Stock Purchase Warrants to purchase 1,020,000 shares of Common Stock at an exercise price of $3.75.

     As a result of such financing, the Company believes that it has sufficient capital to finance the Company's plan of operation for approximately 12 months. The Company is considering further capital raising activities within the next 12 months, and is pursuing sub-licensing and other collaborative arrangements that may generate revenues for the Company. However, there can be no assurance that the Company will generate sufficient revenues, if any, to fund its operations beyond this 12 month period or that any required financings will be available, through bank borrowings, debt or equity offerings, or otherwise, on acceptable terms or at all.

ITEM 4.   DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

     The current executive officers, directors and significant employees of the Company are as follows:


NAME                              AGE           POSITION
----                              ---           --------
Marvin S. Hausman, M.D.            57           President & Chief Executive
                                                Officer, Director

Albert D. Angel                    61           Chairman of the Board
                                                of Directors



NAME                              AGE           POSITION
----                              ---           --------

Michael M. Strage                  39           Vice President, Treasurer,
                                                Director

Michael R. Espey                   36           Vice President, Secretary,
                                                Director

Christopher Wetherhill             50           Director



     Each director is elected to hold office for a one year term or until the next annual meeting of stockholders and until his successor is elected and qualified. The officers of the Company serve at the pleasure of the Company's Board of Directors (the "Board").

     The following sets forth certain biographical information with respect to the directors and executive officers of the Company.

MARVIN S. HAUSMAN, M.D. Marvin Hausman has served as a Director and President & CEO of the Company since January 1999, and as a Director and President & CEO of the predecessor company, Axonyx Inc., from January 1997 to December 1998. Dr. Hausman was a founder of Medco Research Inc. a pharmaceutical biotechnology company specializing in adenosine products. He has thirty years experience in drug development and clinical care. Dr. Hausman received his medical degree from New York University School of Medicine in 1967 and has done residencies in General Surgery at Mt. Sinai Hospital in New York, and in Urological Surgery at U.C.L.A. Medical Center in Los Angeles. He also worked as a Research Associate at the National Institutes of Health, Bethesda, Maryland. He has been a Lecturer, Clinical Instructor and Attending Surgeon at the U.C.L.A. Medical Center Division of Urology and Cedars-Sinai Medical Center, Los Angeles. He has been a Consultant on Clinical/Pharmaceutical Research to various pharmaceutical companies, including Bristol-Meyers International, Mead-Johnson Pharmaceutical Company, Medco Research, Inc., and E.R. Squibb. Dr. Hausman is currently the President of Northwest Medical Research Partners, Inc., a medical technology and transfer company and is a member of the Board of Directors of Regent Assisted Living, Inc.

ALBERT D. ANGEL, ESQ. Albert Angel has served as Chairman of the Board of Directors of the Company since January 1999 and served as Chairman of the Board of Directors of the predecessor company, Axonyx Inc., from April 1997 to December 1998. Albert Angel is President of Angel Consulting and a partner in Naimark & Associates, both of which provide management, marketing, planning and public affairs advice to pharmaceutical and biotechnology companies. He is also vice-chair of the National Board of Trustees of the National Jewish Medical and Research Center (Denver, Colorado). He has more than 30 years of experience in the pharmaceutical and biotechnology fields, primarily at Merck & Co., Inc. Mr. Angel received his law degree from Yale Law School in 1960 and, after army service, was with the firm of Hughes Hubbard Blair & Reed until 1967. Mr. Angel joined Merck in 1967 as Latin American attorney and served successively as European Counsel and International Counsel until 1977 when he relocated to London as Vice-President of Merck Sharp & Dohme (Europe), Inc. During the next 8 years he served first as Regional Director responsible for Merck's Scandinavian businesses and then as Chairman and Managing Director of Merck Sharp & Dohme Limited responsible for business activities in the United Kingdom, Ireland and Anglophone Africa. From 1985 to 1993 Mr. Angel served as Vice-President, Public Affairs for Merck & Co., Inc.

CHRISTOPHER WETHERHILL Christopher Wetherhill has served as a Director of the Company since January 1999 and served as a Director of the predecessor company, Axonyx Inc., from August 1997 to December 1998. Mr. Wetherhill is the managing director of Boundary Bay Investments Limited, a major shareholder of the Company. Mr. Wetherhill is a chartered accountant and the President and Chief Executive Officer of The Hemisphere Group Limited of Bermuda, a corporate management company. From 1971 until 1977 he was the manager of the accounting and management services department at Arthur Young & Co., now Ernst & Young, Bermuda. From 1977 to 1981, he was a director and financial controller of Offshore Contractors (Bermuda) Limited, a Bermuda company involved in offshore oil platform construction and shipping. He is a Fellow of the Institute of Chartered Accountants in England and Wales, a member of the Bermudian and Canadian Institutes of Chartered Accountants, and a Fellow of the Institute of Directors and Freeman of the City of London.

MICHAEL M. STRAGE, ESQ. Mr. Strage has been a Director, Vice President and Treasurer of the Company since January 1999 and was a Director and Vice President of the predecessor company, Axonyx Inc., from January 1997 to December 1998. He served as Axonyx Inc.'s Secretary from January 1997 until September 1998, and as Treasurer until the merger in December 1998. Michael Strage is an attorney with experience in corporate transactions, commercial and securities law, and litigation. His previous experience includes being an associate at the Los Angeles law firm of Hancock, Rothert & Bunschoft and an assistant district attorney at the Manhattan District Attorney's office.

MICHAEL R. ESPEY, ESQ. Mr. Espey has been a Director, Vice President and Secretary of the Company since January 1999 and was a Director and Vice President of the predecessor company, Axonyx Inc., since January 1997. He served as Axonyx Inc.'s Treasurer from January 1997 until September 1998, and as Secretary until the merger in December 1998. Michael Espey is an attorney based in Seattle, Washington with extensive experience in securities law and investment banking. He served as General Counsel for the securities firm of Lee, Van Dyk, Zivarts, Pingree & Co. in Seattle and worked at Espey & Associates, a New York firm where he was involved in structuring several transnational securities placements.

     Michael Strage is married to Michael Espey's sister. There are no other family relationships between any of the officers and directors.

     The Company has constituted Audit, Nominating and Compensation Committees. The Audit Committee consists of Messrs. Christopher Wetherhill and Albert Angel. The Nominating Committee consists of Messrs. Marvin Hausman and Albert Angel. The Compensation Committee consists of Messrs. Albert Angel, Marvin Hausman and Christopher Wetherhill.

     The Audit Committee oversees the Company's audit activities to protect against improper and unsound practices and to furnish adequate protection to all assets and records. The Nominating Committee makes proposals to the full Board concerning the hiring or engagement of directors, officers and certain employee positions. The Compensation Committee makes proposals to the full Board for officer compensation programs, including salaries, option grants and other forms of compensation. It is expected that these committees will meet periodically on an informal basis

ITEM 5.   REMUNERATION OF DIRECTORS AND OFFICERS.

CASH COMPENSATION

     The Company, in its pre-merger period, did not pay any cash compensation to its officers and directors.

     Below is the aggregate annual remuneration of each of the highest paid persons who were officers or directors of Axonyx Inc., the Company's pre-merger predecessor, during Axonyx Inc.'s last two fiscal years ended December 31, 1997 and December 31, 1998.

                           SUMMARY COMPENSATION TABLE


                                    Annual Compensation           Long Term Compensation
                                    -------------------           ----------------------
                                                                  Awards               Payouts
                                                                  ------               -------
                                                                           Securities
                                                   Other                   Underly-
                                                   Annual    Restricted    ing Op-                  All Other
Name and Principal                                 Compen-   Stock         tions/      LTIP         Compen-
     Position            Year     Salary   Bonus   sation    Awards        SARs        Payouts      sation
------------------       ----     ------   -----   -------   -----------   ----------  -------      ---------
Marvin S. Hausman, CEO     1998     $0      $0       $0       none         none        none         none
                           1997     $0      $0       $0       none         none        none         none


EMPLOYMENT AGREEMENTS

Marvin S. Hausman, M.D., President & CEO. In January 1999, the Company came to an oral agreement with Marvin Hausman whereby Dr. Hausman will serve as President & CEO of the Company and as a Director of the Company for an annual salary of $125,000.

     Michael M. Strage, Vice President & Treasurer. In January 1999, the Company came to an oral agreement with Michael Strage whereby Mr. Strage will serve as Vice President & Treasurer of the Company and as a Director of the Company for an annual salary of $100,000.

     Michael R. Espey, Vice President & Secretary. In January 1999, the Company came to an oral agreement with Michael Espey whereby Mr. Espey will serve as Vice President & Secretary of the Company and as a Director of the Company for a monthly salary of $7,000.

DIRECTOR COMPENSATION

     In June 1997, Axonyx Inc. entered into a letter agreement and a Vesting Agreement with Mr. Angel pursuant to which Albert D. Angel, Chairman of the Board of Directors, was issued 500,000 shares of restricted Common Stock subject to a two year vesting schedule ending March 1, 1999. Mr. Angel's shares vest pro rata on a monthly basis in compensation for his services as Chairman of the Board of Directors.

     Christopher Wetherhill served as a director of Axonyx Inc. from August 1997 to December 1998 without compensation. On January 13, 1999 Mr. Wetherhill was granted 40,000 options exercisable at $2.88 vesting over a four year period.

     Outside directors of the Company are compensated for the attendance of Board Meetings at the following rates: $500.00 for each Board Meeting attended in person, and $250.00 for each Board Meeting attended by telephone.

INCENTIVE AND NON-STATUTORY STOCK OPTION PLAN

     On December 1, 1998, the Board of Directors ratified a stock option plan called the "1998 Stock Option Plan" (the "Plan") and on December 4, 1998, the stockholders approved the Plan.

     The Company believes that the Plan will work to increase the proprietary interest in the Company of its directors, officers, employees and consultants, and to align more closely their interests with that of the Company's stockholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees, officers, directors, and consultants.

     Under the Plan, the Company reserved an aggregate of 2,000,000 shares of Common Stock (as adjusted) for issuance pursuant to options granted under the Plan (the "Plan Options"). On February 2, 1999, the Board of Directors of the Company decided to adjust the number of shares reserved for issuance pursuant to the Options in relation to the two for one forward stock split on February 23, 1999. The Compensation Committee of the Board of Directors of the Company administers the Plan including, without limitation, the selection of persons who will be granted Options under the Plan, the type of Plan options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

     The Plan authorizes the issuance of incentive stock options ("ISOs") as defined in Section 422A of the Internal Revenue Code of 1986 and non-statutory stock options ("NSSOs").

     Any ISO granted under the Plan must provide for an exercise price of not less than 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible person owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The aggregate fair market value of the shares covered by the ISOs granted under the Plan that become exercisable to a Plan participant for the first time in any calendar year is subject to a $100,000 limitation. The exercise price of each NSSO is determined by the Compensation Committee of the Board of Directors, in its discretion. The Compensation Committee shall determine the term of the options, provided, however, that in no event may an ISO be exercisable more than ten years after the date of its grant and, in the case of an ISO granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. Any option which is granted shall be vested and exercisable at such time as determined by the Compensation Committee.

     As of December 31, 1999, there were non-statutory stock options outstanding to purchase an aggregate of 150,000 shares granted by the Company's predecessor company Axonyx Inc. in 1997 under the 1997 Axonyx Stock Option Plan and assumed under the Plan upon the consummation of the merger.

OPTION GRANTS IN THE LAST FISCAL YEAR

     The Company did not grant any stock options in the last fiscal year. The Company's predecessor company, Axonyx Inc., also did not grant any options to purchase shares during Axonyx Inc.'s last fiscal year ended December 31, 1998.

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)


                                          Percent of
                             Number of    Total
                             Securities   Options/
                             Underlying   SARs
                             Options/     Granted To
                             SARs         Employees    Exercise or
                             Granted      In Fiscal    Base Price    Expiration
           Name              (#)          Year         ($/Sh)        Date
-----------------------      ----------   ----------   -----------   ----------

Marvin S. Hausman. M.D.      0            0            0             n/a
Albert D. Angel              0            0            0             n/a
Michael R. Espey             0            0            0             n/a
Michael M. Strage            0            0            0             n/a
Christopher Wetherhill       0            0            0             n/a



OPTION EXERCISES AND HOLDINGS

     No options to purchase shares of Common Stock of the Company or its predecessors were exercised during the fiscal year ended December 31, 1998. The number of unexercised options held as of the end of the 1998 fiscal year were 283,200. 150,000 non-statutory stock options were granted to Richard Salvador, a consultant to the Company on September 2, 1997 under the 1997 Axonyx Stock Option Plan. New York University is entitled to 66,600 non-statutory stock options, Dr. Blas Frangione and Dr. Claudio Soto are each entitled to 33,300 non-statutory stock options based on a percentage of the current shares outstanding, exercisable at certain capitalization milestones pursuant to Stock Option Agreements signed on April 3, 1997. See Item 6. Interests of Management and Others in Certain Transactions.

RECENT OPTION GRANTS

(These numbers have been adjusted to reflect the 2:1 forward stock split effective February 23, 1999)

     On January 4, 1999, the Company granted options to purchase 30,000 shares of Common Stock exercisable at $1.25 per share to Intertrend Management Limited under a Financial Consulting Agreement dated November 10, 1998 under which Intertrend was retained to perform investment banking and other services concerning the merger to the Company. These options were issued outside of the Stock Option Plan.

     On January 13, 1999, the Company granted an aggregate of 340,600 Non-Statutory Stock Options and 240,000 Incentive Stock Options to officers, directors and to a consultant of the Company pursuant to its 1998 Stock Option Plan under various vesting schedules:

     The Company granted 300,000 Non-Statutory Stock Options exercisable at $2.88 per share to Albert D. Angel, Chairman of the Board, with 75,000 vesting immediately, 75,000 vesting on January 1, 2000, 75,000 vesting on January 1, 2001, and 75,000 vesting on January 1, 2002.

     The Company granted 40,000 Non-Statutory Stock Options exercisable at $2.88 per share to Christopher Wetherhill, a director of the Company, with 10,000 options vesting immediately, 10,000 vesting on January 1, 2000, 10,000 vesting on January 1, 2001, and 10,000 vesting on January 1, 2002.

     The Company granted 600 Non-Statutory Stock Options exercisable at $2.88 per share to Roberta Matta, a consultant to the Company, with all shares vesting immediately.

     The Company granted 200,000 Incentive Stock Options exercisable at $3.11 per share to Marvin S. Hausman, President & CEO of the Company, with 50,000 options vesting immediately, 50,000 vesting on January 1, 2000, 50,000 vesting on January 1, 2001, and 50,000 vesting on January 1, 2002.

     The Company granted 40,000 Incentive Stock Options exercisable at $2.88 per share to Michael M. Strage, Vice President & Treasurer of the Company, with 10,000 options vesting immediately, 10,000 vesting on January 1, 2000, 10,000 vesting on January 1, 2001, and 10,000 vesting on January 1, 2002.

ITEM 6.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS.

     The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock (the "Shares") as of March 1, 1999 (a) by each person known to the Company to own beneficially 5% or more of any class of the Company's securities, including those shares subject to outstanding options and (b) by each of the Company's officers and directors and (c) by all officers and directors of the Company as a group. As of March 1, 1999 there are 12,220,002 shares of Common Stock of the Company issued and outstanding.


                                        NUMBER OF SHARES
NAME OF                                 BENEFICIALLY
BENEFICIAL OWNER                        OWNED               PERCENT OF CLASS
----------------                        --------            ----------------
Marvin S. Hausman, M.D. (2)             2,038,500           16.61%

Christopher Wetherhill (3)              1,077,500            8.74%

Albert D. Angel (4)                       575,000            4.68%

Michael M. Strage (5)                     260,000            2.13%

Michael R. Espey (6)                      250,000            2.05%

All directors and executive
officers (five persons) as a group      4,201,000           33.70%
                                        ---------           -----

Steven C. Espey (7)                     2,050,000           16.77%

Boundary Bay Investments Ltd. (8)         960,000            7.79%


----------

(1) Unless otherwise indicated, the address of each of the listed beneficial owners identified above is 750 Lexington Avenue, Suite 1400, New York, NY 10022. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all the Shares beneficially owned by them.

(2) Marvin S. Hausman, M.D. was a founder of the Company and currently serves as the President and Chief Executive Officer. Includes (i) 1,988,500 shares owned by Dr. Hausman; and (ii) 50,000 vested but unexercised options exercisable at $3.11 per share granted on January 13, 1999.

(3) Christopher Wetherhill is a Director of the Company. Includes (i) 107,500 shares held in Mr. Wetherhill's name; (ii) 860,000 shares held by Boundary Bay Investments Ltd. ("BBI"). Mr. Wetherhill holds a controlling position as the Managing Director of BBI and is considered a beneficial owner; (iii) 100,000 shares that BBI may acquire upon conversion of the principal of two Convertible Notes in the aggregate amount of $200,000 with a conversion price of $2.00 per share; and (iv) 10,000 vested but unexercised options exercisable at $2.88 per share granted on January 13, 1999 held in Mr. Wetherhill's name. Mr. Wetherhill's address is 9 Church Street, Hamilton HM 11, Bermuda.

(4) Albert D. Angel is the Chairman of the Board of Directors of the Company. Includes (i) 500,000 shares owned by Mr. Angel, these shares vest over a two year period beginning in March of 1997; and (ii) 75,000 vested but unexercised options exercisable at $2.88 per share granted on January 13, 1999.

(5) Michael M. Strage was a co-founder of the Company and currently serves as Vice President and Treasurer. Includes (i) 250,000 shares owned by Mr. Strage; and (ii) 10,000 vested but unexercised options exercisable at $2.88 per share granted on January 13, 1999.

(6) Michael R. Espey was a co-founder of the Company and currently serves as Vice President and Secretary. All shares listed are owned by Mr. Espey. Michael Espey's address is 1001 4th Avenue Plaza, Suite 3228, Seattle, WA 98154.

(7) Steven C. Espey was a founder of the Company. Steven Espey is Michael Espey's father. All shares are owned by Mr. S. Espey. Mr. Espey's address is 358 East 69th Street, New York, NY 10021.

(8) Boundary Bay Investments Ltd. is a Cayman Islands corporation. Includes (i) 860,00 shares issued in the name of BBI; and (ii) 100,000 shares that BBI may acquire upon conversion of the principal of two Convertible Notes in the aggregate amount of $200,000 with a conversion price of $2.00 per share. The address of BBI is 9 Church Street, Hamilton HM 11, Bermuda.

ITEM 7.   INTERESTS OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

(Numbers for Ionosphere, Inc. shares issued prior to the merger are adjusted retroactively to reflect the 1 for 2 reverse split on December 28, 1998 unless otherwise indicated.)

     During 1997 and up to March 1, 1999, Steven Espey has provided the Company with the use of office space in New York. There has been no specific charge for such use of office space, although issuance of Common Stock to Steven Espey at the time of the Company's founding was designed, in part, to reflect this anticipated contribution. The President of the predecessor company, Ionosphere, Inc. provided Ionosphere with office space without charge from August 1997 to December 1998.

     Marvin S. Hausman, M.D. provided services as President & CEO to the Company predecessor Axonyx Inc. from the time it began operations in January 1997 without cash remuneration from Axonyx Inc. Michael Strage and Michael Espey provided services to the Company's predecessor Axonyx Inc. as officers since it began operations in January 1997 until September 1998 without cash remuneration.

     J.T. Jesky provided services as President to the Company predecessor Ionosphere, Inc. from the time it began operations in July 1997 until December 1998 without compensation from Ionosphere, Inc. Skyelan Rose provided services as Secretary and Ann Reihl provided services as Treasurer to the Company predecessor Ionosphere, Inc. from the time it began operations in July 1997 until December 1998.

     On March 5, 1997, Axonyx Inc. issued 4,300,000 shares of Common Stock to Boundary Bay Investments Ltd. Of these shares, 3,300,000 shares of Common Stock were issued upon assignment of option rights to certain exclusive patent rights, and 1,000,000 shares of Common Stock were issued for the commitment of an investment of $400,000 pursuant to an Investment Agreement dated February 18, 1997. The Company received $400,000 over a one year period between March 7, 1997 and February 4, 1998.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with NYU under which NYU was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.25% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring NYU's shareholdings in the Company's Common Stock to 1.75% of the outstanding shares as of the date that the paid in capital of the Company is $10,000. On October 15, 1997 Axonyx Inc. issued 300,000 shares of Common Stock to NYU pursuant to this agreement. These options were issued outside of the 1997 Stock Option Plan.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Blas Frangione under which Dr. Frangione was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Frangione's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Frangione's shareholdings in the Company's Common Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000. On November 3, 1997, Axonyx Inc. issued 150,000 shares of Common Stock. These options were issued outside of the 1997 Stock Option Plan.

     On April 3, 1997, Axonyx Inc. signed a Stock Option Agreement with Dr. Claudio Soto under which Dr. Soto was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common Stock to 0.625% of the outstanding shares as of the date that the paid in capital of the Company is $5,000,000, and was granted non-statutory options to receive that number of shares of Common Stock of the Company that would bring Dr. Soto's shareholdings in the Company's Common Stock to 0.875% of the outstanding shares as of the date that the paid in capital of the Company is $10,000,000.

On October 1, 1997, Axonyx Inc. issued 150,000 shares of Common Stock. These options were issued outside of the 1997 Stock Option Plan.

     On August 27, 1997, Axonyx granted a director of the Company 500,000 shares of Common Stock subject to a two year vesting schedule in consideration of services rendered and to be rendered to the Company under a Vesting Agreement dated August 27, 1997.

     On August 28, 1997, Ionosphere, Inc. issued 3,000,000 shares of Common Stock, par value $0.001 to Ionosphere, LLC for cash of $4,200.00 and a note receivable for $45,000.00 due August 28, 1999, with interest at 8% per annum. T.J. Jesky, the President and CEO of Ionosphere, Inc. was the sole managing member of Ionosphere, LLC. The note receivable was paid off on May 19, 1998.

     On April 27, 1998, the Company issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. (BBI) in the amount of $125,000, evidencing a loan from BBI in that amount. This loan is convertible at $4.00 per share of Common Stock (pre-split). The loan bears interest at 9% per annum, with interest payments due annually. The Note matures May 1, 2000.

     On May 19, 1998 Ionosphere, Inc. issued 215,000 shares of Common Stock to its founding shareholder, T.J. Jesky in consideration for the following: (1) forgiveness of loans to Ionosphere, Inc. in the amount of $4,645, (2) a Note Receivable issued on August 28, 1997 for $45,000.00 was paid off, (3) accrued interest on the Note Receivable in the amount of $2,604.00 was paid off, and (4) a Deed of Trust for $260,000.00.

     Pursuant to a private offering of certain of the Axonyx Inc.'s securities between August 24, 1998 and December 28, 1998 (the August 1998 Offering), Axonyx Inc. issued an aggregate of 102 units at $25,000 per unit to a limited number of accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information about Axonyx Inc. Accordingly, the issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) and Regulation D, Rule 506 of the Securities Act. Each unit ("Unit") consisted of 10,000 shares of Common Stock, par value $0.001 (the "Shares"), and 10,000 Stock Purchase Warrants (the "Warrants") at a price of $25,000 per Unit. Each Warrant entitled the holder to purchase one Share at a price of $3.75 until their expiration on October 1, 2001. The minimum investment was one Unit or $25,000, although Axonyx Inc., in its discretion, accepted subscriptions for one half Units from some investors. Axonyx Inc. received gross cash proceeds of $2,550,000 in the August 1998 Offering.

     On September 1, 1998, the Company issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. in the amount of $75,000.00, evidencing a loan from BBI in that amount. This loan is convertible at $4.00 per share of Common Stock (pre-split). The Note bears interest at 9% per annum, with interest payments due annually. The Note matures September 1, 2000.

     On December 28, 1998 an Agreement of Merger between Axonyx Inc., a Delaware corporation, and Ionosphere, Inc., a Nevada corporation, became effective. Ionosphere, Inc. was the surviving corporation and the merger was consummated upon the issuance of 11,020,000 shares of Common Stock and 1,020,000 Common Stock purchase warrants of Ionosphere, Inc. to Axonyx Inc. shareholders in exchange for their shares and warrants outstanding on the date of the merger. Prior to the merger, 4,100,000 shares of Common Stock of Ionosphere, Inc. were issued and outstanding. Concurrent with the merger, Ionosphere, Inc. reverse split its shares on a one for two basis resulting in a total of 2,050,001 shares of Common Stock issued and outstanding on the date of the merger. On December 29, 1998, Ionosphere, Inc. exercised an option under which it had the right, for an exercise price of $5,000, to repurchase 1,450,000 post split shares from the majority shareholder of Ionosphere. The shares of Common Stock were returned to Ionosphere's treasury. After the option exercise, the pre-merger shareholders of Ionosphere held a total of 600,001 shares of Common Stock (1,200,002 shares with application of the February 1999 2:1 forward stock split). As of January 1, 1999, the Company had 12,220,002 shares of Common Stock issued and outstanding (11,020,000 shares held by Axonyx Inc. shareholders and 1,200,002 shares held by Ionosphere shareholders), and 1,020,000 Common Stock purchase warrants. Pursuant to the merger, the Company assumed the 150,000 options to purchase shares of Common Stock issued under the 1997 Axonyx Stock Option Plan. On December 28, 1998 the officers and directors of Ionosphere, Inc. resigned after appointing the directors of Axonyx Inc. to compose the Board of Directors of Ionosphere, Inc. On December 30, 1998 Ionosphere, Inc. amended its Articles of Incorporation to change its name to Axonyx Inc. The business of the Company is the same as that of the pre-merger company, Axonyx Inc. The Articles of Merger were filed in Nevada and Delaware on December 30, 1998.

ITEM 8.   DESCRIPTION OF SECURITIES

     The Company is currently authorized to issue up to 25,000,000 shares of Common Stock, $0.001 par value, of which 12,220,002 shares were outstanding as of March 15, 1999. The Company is also authorized to issue up to 5,000,000 shares of Preferred Stock, $0.001 par value of which no shares are issued and outstanding.

COMMON STOCK

     The Company is authorized to issue 25,000,000 shares of Common Stock, of which, as of the date of this Form 10-SB, 12,220,002 shares are outstanding and held by 88 holders of record. All outstanding shares are validly authorized and issued, fully paid and non-assessable.

     The holders of shares of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of the shares are entitled to share ratably in all assets remaining after payment of liabilities. Holders of the shares have no preemptive rights and have no rights to convert their shares into any other securities.

PREFERRED STOCK

     The Company is authorized to issue up to 5,000,000 shares of Preferred Stock, $0.001 par value. The Company has not designated any classes of Preferred Stock. As of the date of this Form 10-SB no shares of Preferred Stock are issued and outstanding.

COMMON STOCK PURCHASE WARRANTS

     In connection with the Company's private offering of certain of the Company's securities over the period August 24, 1998 to December 28, 1998, the Company issued warrants to purchase 1,020,000 shares of Common Stock (the "Warrants"). These Warrants are exercisable at $3.75 per share on or prior to October 1, 2001, the expiration date of the Warrants. The Company may call the Warrants for exercise if the average closing bid price for the Company's Common Stock is equal to or greater than $7.50 per share of Common Stock for any consecutive period of thirty days.

     Warrant holders do not have any voting or any other rights as stockholders of the Company. The exercise price and the number of shares of Common Stock issuable on exercise of the Warrants are subject to adjustment in certain circumstances against dilution, including reorganization, consolidation, merger, sale or conveyance of all or substantially all of its assets, or if the Company shall by subdivision, combination or reclassification of securities, change the Warrant Stock into the same or a different number of securities. The Warrants may be exercised upon the surrender of the Warrant Certificate on or prior to the expiration date (or earlier redemption date) of such Warrant at the offices of the Company's transfer agent, with the form of a Notice of Exercise , completed and executed, accompanied by payment of the full exercise price (by certified or bank check, payable to the order of the Company), for the number of shares with respect to which the Warrant is being exercised. Pursuant to a Registration Rights Agreement, certain piggy-back registration rights apply to the Warrant Stock. The Company is not required to issue fractional shares upon the exercise of the Warrants.

OPTIONS.

     As of March 1, 1999, the Company had options outstanding to purchase an aggregate of approximately 893,800 shares of Common Stock of the Company at prices ranging from $0.001 to $3.11 per share and for exercise periods ranging from 12/1/2000 to 1/1/2009, except for the 133,200 options granted to NYU, Dr. Blas Frangione and Dr. Claudio Soto that have exercise periods pegged to the dates on which the Company achieves certain equity capitalization milestones.

CONVERTIBLE PROMISSORY NOTES.

     On April 27, 1998, the Company issued a Nine Percent Convertible Note to Boundary Bay Investments Ltd. in the amount of $125,000 and on September 1, 1998, the Company issued a Nine Percent Convertible Note to BBI in the amount of $75,000.00 (collectively, the "Notes"), each respectively evidencing loans from BBI in those amounts. These loans are convertible at $2.00 per share of Common Stock (post split price). Each Note bears interest at 9% per annum, with interest payments due annually. The Notes mature on May 1, 2000 and September 1, 2000, respectively, unless prepaid by the Company prior thereto or converted into shares of Common Stock at $2.00 per share at the Holder's discretion.

     Currently, there are $200,000 of Notes outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER Matters.

     The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "AXYX" and commenced its trading under that symbol on January 4, 1999. Prior to the merger the Common Stock was quoted under the symbol "IONO" with trading commencing beginning July 23, 1998. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, and commissions and may not necessarily represent actual transactions. These bid quotations have not been adjusted retroactively by any stock split.


PERIOD                                           HIGH               LOW
------                                           ----               ---
Third Quarter ended 9/30/98                      $3.00             $0.25
Fourth Quarter ended 12/31/98                    $5.50             $0.25

January 1, 1999 to March 1, 1999                 $13.00            $5.50


     The transfer agent of the Company is Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501.

     As of March 15, 1999 there were approximately 88 holders of record of the Company's Common Stock, of which 12,220,002 were issued and outstanding.

     The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

ITEM 2.   LEGAL PROCEEDINGS.

     The Company is not involved in any legal proceedings, and there are no material pending legal proceedings of which the Company is aware.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     Pursuant to the merger between Ionosphere, Inc. and Axonyx Inc., the management of the Company decided, on a post merger basis, to retain Richard A. Eisner & Company, LLC ("RAE") as independent auditors of the Company. RAE had audited the financial statements of Axonyx Inc. for the fiscal year ended December 31, 1997. The Board of Directors of Axonyx Inc. appointed RAE as accountants for the Company on December 1, 1998 to audit the financial statements of the Company for the year ending December 31, 1998. This decision was ratified at a Special Meeting of Shareholders of Axonyx Inc. on December 28, 1998 concurrent with the consummation of the merger.

     Barry L. Friedman, CPA of 1582 Tulita Drive, Las Vegas, NV 89123 had audited the financial statements of Ionosphere, Inc. for the periods from July 29, 1997 (inception) to August 31, 1997, from inception to December 31, 1997, from inception to March 3, 1998, and from January 1, 1998 to May 21, 1998. James
E. Slayton, CPA of 3867 W. Market St., Suite 208, Akron, OH 44333 audited the balance sheet of Ionosphere, Inc. as of November 30, 1998 and the statements of operations, stockholder's equity and cash flows for the period January 1, 1998 to November 30, 1998. The change of independent auditors was made on the basis of the relative fees charged by each individual and the time constraints imposed by the merger. During the engagement of Mr. Friedman and Mr. Slayton as independent auditors of Ionosphere, Inc., there were no disagreements between the Company and either auditor on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. Both accountants noted Ionosphere, Inc.'s lack of revenue and need for additional capital. These factors raised substantial doubt about Ionosphere, Inc.'s ability to continue as a going concern.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

(Numbers for Ionosphere, Inc. shares issued prior to the merger are adjusted retroactively to reflect the 1 for 2 reverse split on December 28, 1998.)

     Between October 15, 1997 and March 3, 1998 Ionosphere, Inc. issued 750,000 shares of Common Stock par value $0.001 at a price of $0.05 per share to 29 investors in a private offering registered with the State of Nevada pursuant to N.R.S. 90.490. Ionosphere, Inc. received gross cash proceeds of $37,500 in this offering. The issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) and Regulation D, Rule 504 of the Securities Act.

     On November 16, 1998, Ionosphere, Inc. completed a private stock offering that was registered with the State of Nevada pursuant to N.R.S. 90.490 and was exempt from federal registration requirements pursuant to Regulation D, Rule 504 of the Securities Act. Ionosphere, Inc. issued 350,000 shares of Common Stock to two accredited investors at a price of $0.10 per share for total cash proceeds of $35,000.00.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Section 78.751 of the Nevada General Corporation Law provides as follows:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, partnership, joint venture, trust of other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendre or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believe to be in or not opposed to the best interests of the corporation, and that, in respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion or all appeals therefrom, to be liable to the corporation for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances. The determination must be made:

          (a) By the stockholders;

          (b) By the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his officer, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of heirs, executors and administrators of such a person.

     Article XI of the Articles of Incorporation of the Company provides as follows:

     The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of the Nevada Revised Statutes of the State of Nevada, as the same may be amended and supplemented. The corporation shall indemnify any person who incurs expenses by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation. This indemnification shall be mandatory on all circumstances in which indemnification is permitted by law.

     Article VI of the By-Laws of the Company provides as follows:

     The corporation shall, to the maximum extent and in the manner permitted by the Nevada Revised Statutes, indemnify each of its directors and officers against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.1, a "director" or "officer" of the corporation includes any person (i) who is or was a director or officer of the corporation, (ii) who is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

     The corporation shall have the power, to the maximum extent and in the manner permitted by the Nevada Revised Statutes, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys' fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the corporation. For purposes of this Section 6.2, an "employee" or "agent" of the corporation (other than a director or officer) includes any person (i) who is or was an employee or agent of the corporation, (ii) who is or was serving at the request of the corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise at the request of such predecessor corporation.

     The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the Nevada Revised Statutes.

                                    PART F/S

     The following financial statements of Axonyx Inc. are filed as part of this registration statement on Form 10-SB:

Balance sheet as of December 31, 1998.

Statements of operations for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of operations) through December 31, 1997 and through December 31, 1998.

Statements of changes in stockholders' equity for the year ended December 31, 1998 and for the periods from January 9, 1997 through December 31, 1997 and through December 31, 1998.

Statements of cash flows for the year ended December 31, 1998, and for the periods from January 9, 1997 through December 31, 1997 and through December 31, 1998.

                                    AXONYX INC.
                           (A DEVELOPMENT STAGE COMPANY)

                                FINANCIAL STATEMENTS

                                 DECEMBER 31, 1998

AXONYX INC.
(a development stage company)

CONTENTS


                                                                          PAGE
                                                                          ----

FINANCIAL STATEMENTS

  Independent auditors' report                                            F-2

  Balance sheet as of December 31, 1998                                   F-3

  Statements of operations for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of
     operations) through December 31, 1997 and through
     December 31, 1998                                                    F-4

  Statements of changes in stockholders' equity for the year ended
     December 31, 1998 and for the periods from January 9, 1997
    (commencement of operations) through December 31, 1997 and
    through December 31, 1998                                             F-5

  Statements of cash flows for the year ended December 31, 1998, and for the periods from January 9, 1997 (commencement of
     operations) through December 31, 1997 and through
     December 31, 1998                                                    F-6

  Notes to financial statements                                           F-7


INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Axonyx Inc.


We have audited the accompanying balance sheet of Axonyx Inc. (a development stage company) as of December 31, 1998 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, for the periods from January 9, 1997 (commencement of operations) through December 31, 1997 and through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Axonyx Inc. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, and for the periods from January 9, 1997 through December 31, 1997 and through December 31, 1998, in accordance with generally accepted accounting principles.





New York, New York
February 15, 1999

With respect to Note G[5]
February 23, 1999

AXONYX INC.
(a development stage company)

BALANCE SHEET
DECEMBER 31, 1998


ASSETS
Current assets:
  Cash and cash equivalents                                                                 $  1,558,000
  Stock subscriptions receivable                                                                 750,000
  Other assets                                                                                     4,000
                                                                                            ------------
     Total current assets                                                                      2,312,000

Equipment, net                                                                                     1,000
                                                                                            ------------
                                                                                            $  2,313,000
                                                                                            ------------
                                                                                            ------------

LIABILITIES
Current liabilities:
  Accrued expenses                                                                          $    119,000

Convertible notes payable and accrued interest                                                   210,000
                                                                                           ------------
     Total liabilities                                                                           329,000
                                                                                            ------------

Commitments

STOCKHOLDERS' EQUITY (Note A)
Preferred stock - $.001 par value, 5,000,000 shares authorized; none issued
Common stock - $.001 par value, 25,000,000 shares authorized; 12,220,002 shares issued
  and outstanding                                                                                 12,000
Additional paid-in capital                                                                     3,363,000
Unearned compensation - stock/options                                                            (41,000)
Deficit accumulated during the development stage                                              (1,350,000)
                                                                                            ------------

     Total stockholders' equity                                                                1,984,000
                                                                                            ------------

                                                                                            $  2,313,000
                                                                                            ------------
                                                                                            ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF OPERATIONS

                                                                                  JANUARY 9, 1997
                                                                                 (COMMENCEMENT OF
                                                                                OPERATIONS) THROUGH
                                                        YEAR ENDED                  DECEMBER 31,
                                                        DECEMBER 31,      -----------------------------
                                                            1998              1997              1998
                                                        ------------      ------------     ------------
Costs and expenses:
  Research and development                              $   353,000       $   482,000      $    835,000
  General and administrative                                289,000           216,000           505,000
                                                        ------------      ------------     ------------


Loss from operations                                       (642,000)         (698,000)       (1,340,000)
Interest expense                                            (10,000)                0           (10,000)
                                                        ------------      ------------     ------------

NET LOSS/COMPREHENSIVE LOSS                             $  (652,000)      $  (698,000)     $ (1,350,000)
                                                        ------------      ------------     ------------
                                                        ------------      ------------     ------------

NET LOSS PER COMMON SHARE-BASIC AND DILUTED             $      (.07)      $      (.08)
                                                        ------------      ------------
                                                        ------------      ------------

WEIGHTED AVERAGE SHARES-BASIC AND DILUTED                 9,886,000       $ 9,230,000
                                                        ------------      ------------
                                                        ------------      ------------

                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Note A)

                                       COMMON STOCK                                               DEFICIT
                                 ------------------------                      UNEARNED         ACCUMULATED
                                    NUMBER                   ADDITIONAL     COMPENSATION -      DURING THE          TOTAL
                                      OF                       PAID-IN          STOCK/          DEVELOPMENT     STOCKHOLDERS'
                                    SHARES        AMOUNT       CAPITAL         OPTIONS             STAGE            EQUITY
                                 ------------   ---------   ------------   ---------------     -------------    -------------
Issuance of founders'
   common stock at $.001
   per share                        7,900,000   $   8,000   $     (6,000)                                       $       2,000
Issuance of common
   stock - March 5, 1997
   at $.40 per share                1,000,000       1,000        399,000                                              400,000
Issuance of common
   stock to New York
   University and scientists
   at $.40 per share for
   services - April 1, 1997           600,000       1,000        239,000                                              240,000
Common stock issued to
   officer - August 27, 1997          500,000                    190,000   $      (190,000)                                 0
Stock options granted                                             57,000           (57,000)                                 0
Amortization                                                                        88,000                             88,000
Net loss                                                                                       $    (698,000)        (698,000)
                                 ------------   ---------   ------------   ---------------     -------------    -------------
BALANCE - DECEMBER 31,
   1997                            10,000,000      10,000        879,000          (159,000)         (698,000)          32,000
Issuance of common stock
   and warrants (net of
   expenses of $16,000)
   October 9, 1998 to
    December 31, 1998 at
   $25,000 per unit                 1,020,000       1,000      2,533,000                                            2,534,000
Shares deemed issued to
   stockholders (net
   of costs of $52,000) -
   December 28, 1998                1,200,002       1,000        (49,000)                                             (48,000)
Amortization                                                                       118,000                            118,000
Net loss                                                                                            (652,000)        (652,000)
                                 ------------   ---------   ------------   ---------------     -------------    -------------
BALANCE - DECEMBER 31,
   1998                            12,220,002   $  12,000   $  3,363,000   $       (41,000)    $  (1,350,000)   $   1,984,000
                                 ------------   ---------   ------------   ---------------     -------------    -------------
                                 ------------   ---------   ------------   ---------------     -------------    -------------


                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

STATEMENTS OF CASH FLOWS

                                                                                                        JANUARY 9, 1997
                                                                                                       (COMMENCEMENT OF
                                                                                                     OPERATIONS) THROUGH
                                                                YEAR ENDED                 DECEMBER 31,
                                                                DECEMBER 31,      ---------------------------
                                                                    1998              1997           1998
                                                               -------------      ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                    $    (652,000)     $   (698,000)  $ (1,350,000)
   Adjustments to reconcile net loss to net cash used in
      operating activities:
        Amortization                                                 118,000            88,000        206,000
        Cost of services paid with common stock                                        240,000        240,000
        Depreciation                                                                     1,000          1,000
        Changes in:
           Accrued expenses and interest                              67,000            62,000        129,000
                                                               -------------      ------------   ------------
              Net cash used in operating activities                 (467,000)         (307,000)      (774,000)
                                                               -------------      ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of equipment                                                                (2,000)        (2,000)
                                                                                  ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from convertible notes payable                           200,000                          200,000
   Net proceeds from issuance of common stock and warrants         1,854,000           332,000      2,186,000
   Cost of merger                                                    (52,000)                         (52,000)
                                                               -------------      ------------   ------------
              Net cash provided by financing activities            2,002,000           332,000      2,334,000
                                                               -------------      ------------   ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                          1,535,000            23,000      1,558,000
Cash and cash equivalents at beginning of period                      23,000                 0              0
                                                               ------------      ------------   ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                     $   1,558,000      $     23,000   $  1,558,000
                                                               -------------      ------------   ------------
                                                               -------------      ------------   ------------


                       SEE NOTES TO FINANCIAL STATEMENTS

AXONYX INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1998


NOTE A - THE COMPANY

lonosphere, Inc. ("lonosphere"), an inactive corporation, was incorporated in the State of Nevada on July 29, 1997. Effective December 28, 1998, Axonyx Inc. ("Axonyx" or the "Company"), a Delaware corporation (formed September 1996), merged into Ionosphere, an inactive corporation. The merger was consummated through an exchange of shares that resulted in the former Axonyx stockholders receiving control of Ionosphere (see below for further discussion). The merger has been treated as a capital transaction for accounting purposes. In connection therewith, Axonyx's historic capital accounts were retroactively adjusted to reflect the equivalent number of shares issued by Ionosphere in the transaction while Axonyx's historical accumulated deficit was carried forward. The operations reflect those of Axonyx from the commencement of its operations (January 9, 1997). On December 28, 1998, Ionosphere changed its name to Axonyx Inc. Through December 31, 1998, the Company has been in the development stage and has conducted no revenue producing activities. The Company's efforts are devoted to the discovery, development and acquisition of proprietary pharmaceutical compounds and new technologies useful for the treatment of cognitive disorders including Alzheimer's Disease. In September 1996, the Company obtained an assignment of an option to negotiate a research and license agreement with New York University. The agreement covers the exclusive worldwide rights to a research project entitled "A New Therapeutic Approach for Alzheimer's Disease: Design of Anti-Amyloid Inhibitors of Amyloidogenesis" (see Note C). In addition, the assignment included the rights to acquire a license to certain proprietary bio-medical technology, patents and related intellectual property concerning an early stage compound known as "Phenserine" (see Note D). 3,300,000 shares of common stock were issued in exchange for these assignments of option rights.

As discussed above, the merger between Axonyx and Ionosphere is accounted for as a recapitalization. In accordance with the merger, Ionosphere issued 11,020,000 shares of its capital stock and 1,020,000 stock purchase warrants to the stockholders of Axonyx in exchange for the outstanding common shares and warrants of Axonyx.

The Company is subject to those risks associated with development stage companies. The Company has sustained recurring losses since inception and additional financing will be required by the Company to fund its research and development activities and to support operations. However, there is no assurance that the Food and Drug Administration will grant approval to the Company's products or that profitable operations can be attained.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

[1]    CASH EQUIVALENTS:

       The Company considers all short-term investments with a maturity of three months or less to be cash equivalents.

[2]    EQUIPMENT:

       Equipment is carried at cost less an allowance for depreciation. Depreciation is recorded using the straight-line method over its estimated useful life of five years.

[3]    RESEARCH, DEVELOPMENT AND PATENT:

       Research and development costs including certain costs related to patent applications are charged to operations as incurred.

AXONYX INC.
(a development stage company)


NOTE B - SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

[4]    USE OF ESTIMATES:

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

[5]    STOCK-BASED COMPENSATION:

       The Company accounts for its employee stock-based compensation plans using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and discloses the pro forma effects on net loss had the fair value of options been expensed. Under the provisions of APB 25, compensation cost for stock options is measured as the excess, if any, of the fair value of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

[6]    FAIR VALUE OF FINANCIAL INSTRUMENTS:

       The carrying value of cash and accrued expenses approximates their fair value due to the short period to maturity of these instruments. The fair value of the convertible notes payable are not readily determinable due to the related party nature of those instruments.

[7]    NET LOSS PER COMMON SHARE:

       Statement of Financial Accounting Standards No.128, "Earnings Per Share" ("SFAS 128") requires the reporting of basic and diluted earnings/loss per share. Basic loss per share is calculated by dividing net loss by the weighted average number of outstanding common shares during the year. As all potential common shares are anti-dilutive, the effects of options, warrants and convertible securities are not included in the calculation of diluted loss per share.

[8]    RECENT PRONOUNCEMENTS:

       The Financial Accounting Standards Board has recently issued Statements of Financial Accounting Standards No. 129, "Disclosure of Information about Capital Structure," No. 130, "Reporting Comprehensive Income" and No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company believes that the above pronouncements will not have a significant effect on the information presented in the financial statements.


NOTE C - AGREEMENT WITH NEW YORK UNIVERSITY ("NYU")

In April 1997, the Company entered into a research and license agreement with NYU, as amended to provide funding and sponsor the research relating to the diagnosis and treatment of Alzheimer's Disease and other amyloidosis disorders, in exchange for a payment of $25,000 upon signing of the agreement, sixteen consecutive quarterly payments of $75,000 beginning on April 1, 1997, and 600,000 shares of common stock with a fair value of $240,000 (issued to NYU and its scientists, collectively "NYU stockholders"). The agreement also provides for

AXONYX INC.
(a development stage company)


NOTE C - AGREEMENT WITH NEW YORK UNIVERSITY ("NYU") (CONTINUED)

payments to NYU aggregating $175,000 upon achieving certain clinical and regulatory milestones. In addition, the Company has agreed to pay NYU royalties of up to 4% of net product sales under the agreement with minimum royalty payments of $150,000 beginning January 1, 2003 through the expiration or termination of the agreement, as defined. Further, the Company is required to use its best efforts to raise an aggregate of $5,000,000 through one or more private placements of equity securities prior to April 1999, (excluding grace period) under the terms of its amended agreement with NYU. As of December 31, 1998, the Company has raised approximately $2,950,000 in equity financing.

Since entering into the agreement, the Company has paid $550,000 to NYU.


NOTE D - AGREEMENT WITH CURE, L.L.C. ("CURE")

On February 27, 1997, the Company entered into a sub-license agreement ("CURE Agreement") with CURE where the Company would receive the rights covering the patents that CURE obtained through the "PHS Patent License Agreement-Exclusive" it entered into with the Public Health Service. The CURE Agreement provided for a payment of $15,000 upon signing of the agreement and a payment of $10,000 six months after the signing of the agreement. The CURE Agreement also provides for payments to CURE aggregating $600,000 when certain clinical and regulatory milestones are achieved. In addition, the Company has agreed to pay CURE royalties of up to 3% of net product sales and sub-license royalties as defined under the agreement, with minimum annual royalty payments of $10,000 beginning on January 31, 2000 increasing to $25,000 per annum on commencement of sales of the product until the expiration or termination of the agreement. Any royalty payments made to CURE shall be credited against the minimum payments.

Since entering into the agreement, the Company has paid $25,000 to CURE.


NOTE E - INCOME TAXES

At December 31, 1998, the Company has available for federal income tax purposes a net operating loss carryforward of approximately $427,000, expiring through 2012, that may be used to offset future taxable income. Approximately $46,000 of such net operating loss carryforward is subject to an annual limitation as a result of merger referred to in Note A.

The deferred tax consequences of temporary differences in reporting items for tax and financial accounting purposes at December 31, 1998 result primarily from certain expenses, aggregating $727,000 relating to research and development which is not currently deductible. At December 31, 1998 and 1997, the Company has deferred tax assets of approximately $466,000 and $222,000. The Company has not recorded a benefit from its net operating loss carryforward or expenses not currently deductible because realization of the benefit is uncertain and, therefore, a valuation allowance of $466,000 has been provided for the deferred tax asset.

NOTE F - RELATED PARTY TRANSACTIONS

During 1998 and 1997, a stockholder provided the Company the use of facilities. There was no charge for such utilization of space. In addition, other stockholders provided administrative support services to the Company without remuneration. Such transactions were not material for the year ended December 31, 1998 and for the period from January 9, 1997 to December 31, 1997.

AXONYX INC.
(a development stage company)


NOTE F - RELATED PARTY TRANSACTIONS (CONTINUED)

In April and September of 1998, the Company issued convertible notes for an aggregate of $200,000 to a stockholder of the Company. The notes of $125,000 and $75,000 are due May 1, 2000 and September 1, 2000, respectively and bear interest at 9%. The Company may prepay the notes prior to maturity without penalty provided written notice is given 30 days prior to prepayment. The notes are convertible into common stock at $2 per share.

In September 1998, the Company entered into agreements with two executive officers/stockholders for consulting services to be rendered to the Company. Such arrangement provides for a base compensation of $7,000 per month through December 31, 1998.


NOTE G - STOCKHOLDERS' EQUITY

[1]    STOCKHOLDERS AGREEMENT:

       Pursuant to a stockholders' agreement between NYU stockholders and certain founding stockholders ("Founders"), such Founders may not transfer any shares without written notice to NYU. In addition, Founders shall not be granted registration rights unless NYU stockholders are granted such rights on the same terms and conditions. Such agreement terminates on an initial public offering.

[2]    PRIVATE PLACEMENT:

       During 1998, the Company sold 102 units in a private placement yielding net proceeds of $2,534,000. Each unit consisted of 10,000 shares of common stock and 10,000 warrants to purchase common stock (see Note G[3]).

[3]    WARRANTS:

       At December 31, 1998 the Company has outstanding 1,020,000 warrants to purchase common stock at $3.75 per share. Each warrant is exercisable through October 1, 2001. The warrants are subject to call by the Company if the average closing bid price of the Company's common stock is equal to or greater than $7.50 per share for any consecutive thirty days.

[4]    COMMON STOCK:

       In August 1997, the Company granted an officer 500,000 shares of common stock of which 250,000 shares vest through March 1, 1998 and thereafter on a monthly basis through March 1, 1999. The Company valued these shares at $190,000 which is being amortized over the vesting period. At December 31, 1998 437,446 shares were vested.


[5]    STOCK SPLIT:

       Effective February 23, 1999, the Company approved a 2 for 1 stock split of its common stock. All share amounts in the accompanying financial statements have been retroactively adjusted to reflect the stock split.

AXONYX INC.
(a development stage company)


NOTE G - STOCKHOLDERS' EQUITY (CONTINUED)

[6]    STOCK OPTIONS:

       The Company applies APB 25 and related interpretations in accounting for its employee stock options. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires the Company to elect either fair-value expense recognition or the disclosure-only alternative for stock-based employee compensation. The expense recognition provision encouraged by SFAS 123 would require fair-value based financial accounting to recognize compensation expense for the employee stock compensation plans. The Company has elected the disclosure-only alternative.

       During 1998, the Board of Directors and the stockholders of the Company approved a Stock Option Plan ("1998 Plan") which provides for the granting of options to purchase up to 2,000,000 shares of common stock, pursuant to which officers, directors, advisors and consultants are eligible to receive incentive and/or nonstatutory stock options. Options granted under the 1998 Plan are exercisable for a period of up to 10 years from date of grant at an exercise price which is not less than the fair value on date of grant, except that the exercise period of options granted to a stockholder owning more than 10% of the outstanding capital stock may not exceed five years and their exercise price shall be granted at an option price not less than 110% of the fair value of the common stock at date of grant. Vesting of 1998 Plan options varies from fully vested at the date of grant to multiple year apportionment of vesting as determined by the Board of Directors.

       During the period ended December 31, 1997, Axonyx issued 150,000 options at an exercise price below the fair value of the stock to a consultant. Axonyx valued each of these options at $.38 representing the difference between the fair value of the common stock and the option exercise price, which will be amortized over the life of the respective agreements. In connection with the merger, these options were exchanged for options under the 1998 Plan with the same terms.

       Disclosures required under SFAS 123 for employee stock options granted as of December 31, 1998 and 1997 using the Black-Scholes option pricing model prescribed by SFAS 123 are provided below.

       The assumptions used and the weighted average information for the period ended December 31, 1997 is as follows:

             Risk-free interest rate                               5.76 - 5.81
             Expected dividend yield                                   0%
             Expected live                                          10 years
             Expected volatility                                       30%
             Weighted average grant-date fair value of options
                granted during the period                             $.38

       Management has determined that accounting for stock-based compensation under SFAS 123 would not have a significant effect on pro forma net loss for the year ended December 31, 1998 and for the period ended December 31, 1997 as the actual charge based on the intrinsic value approximates the fair value of the stock options.

AXONYX INC.
(a development stage company)


NOTE G - STOCKHOLDERS' EQUITY (CONTINUED)

[6]    STOCK OPTIONS:  (CONTINUED)

       Stock option activity under the 1998 Plan is summarized as follows:

                                                                                   WEIGHTED
                                                                                   AVERAGE
                                                                                   EXERCISE
                                                                      SHARES        PRICE
                                                                     ---------    ----------
             Options issued in exchange                               150,000     $   .02
                                                                      -------
                                                                      -------

             Options at end of year                                   150,000         .02
                                                                      -------
                                                                      -------

             Options exercisable at end of year                       105,000         .02
                                                                      -------
                                                                      -------

             Weighted average remaining contractual life
                 (in years) at end of year                             1.92
                                                                       ----
                                                                       ----

      As of December 31, 1998, 1,850,000 options are available for future grant under the 1998 Plan.

      On January 13, 1999, the Company granted 580,600 options to employees and consultants at exercise prices ranging from $2.88 to $3.11 per share under the 1998 Plan.

      In connection with the merger transaction (see Note A) the Company granted a consultant 30,000 stock options outside the 1998 Plan. The options are exercisable at $1.25 per share through January 5, 2001. In addition, the options have certain piggyback registration rights.

      In connection with the agreements entered into with NYU and its scientists the Company granted certain options to purchase additional shares up to a maximum of 6% of the outstanding shares of the Company at a purchase price of $.001 per share. The option agreements provide for the purchase of additional shares based on a formula when the Company's paid-in capital reaches $5,000,000 and $10,000,000. The Company may be required to record a charge to operations representing the fair value of the options when the paid-in capital milestones are reached. For the period ended December 31, 1998 the options were not exercisable.


NOTE H - COMMITMENTS

In January 1998, the Company entered into a consulting agreement which required a $5,000 payment upon signing and $5,000 plus the issuance of up to 2,000 shares of common stock upon the achievement of certain milestones relating to Phenserine. During 1998, $10,000 was paid to this consultant.

In February 1998, the Company contracted with an institution to provide certain pharmaceutical services at a cost of $13,500. During 1998 the Company paid $7,000 to this institution.


NOTE I - SUBSEQUENT EVENT

In January and February 1999, the Company collected the balance due on the common stock subscription receivable.

                                    PART III

ITEM 1.   INDEX TO EXHIBITS


EXHIBITS  DESCRIPTION OF DOCUMENT
--------  -----------------------

2.1       Agreement of Merger between Axonyx Inc. and Ionosphere, Inc.
          dated December 23, 1998

2.2       Articles of Merger (Delaware) dated December 28, 1998 and
          Certificate of Correction dated March 10, 1999

2.3       Articles of Merger (Nevada) dated December 28, 1998

3.1       Restated Articles of Incorporation dated January 26, 1999.

3.2       By-Laws

4.1       Form of Common Stock Purchase Warrant

4.2       Form of Registration Rights Agreement

4.2       Nine Percent Convertible Note issued by Axonyx Inc. to
          Boundary Bay Investments Ltd. dated April 27, 1998 in the amount of $125,000.

4.4       Nine Percent Convertible Note issued by Axonyx Inc. to
          Boundary Bay Investments Ltd. dated September 1, 1998 in the amount of $75,000

10.1      1998 Stock Option Plan

10.2      License Agreement between the Company and CURE, LLC dated
          February 27, 1997

10.3      Research and License Agreement between the Company and New
          York University dated April 1, 1997

10.4      Amendment to Research and License Agreement between the
          Company and New York University dated August 25, 1998

10.5      Lease Agreement between the Company and Business Service
          Center of Seattle dated January 28, 1999


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized on this 15TH day of MARCH , 1999.

                                        AXONYX INC.
                                        (Registrant)



                                        By: /s/ Marvin S. Hausman, M.D.
                                            -----------------------------------
                                            Marvin S. Hausman, M.D.
                                            President, Chief Executive Officer,
                                             and Director